Executive Office A-2M
P.O. Box 1200
Suisun City, CA 94585

October 8, 2013

Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Westamerica Bancorporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 001-09383

Dear Mr. Nolan,

We have received your letter dated September 26, 2013 regarding review of the above-referenced filing.  As you requested, the following is our response to your comments, which are restated for your convenience.

Form 10-K for Fiscal Period Ended December 31, 2012

Allowance for Credit Losses, page 36:

1.
Comment:  Please revise your future filings to include the disclosures required by Item IV of Industry Guide 3 regarding the allocation of the allowance for loan losses by loan category for each of the last five years.

Response: We will revise future filings to include the disclosures required by Item IV of Industry Guide 3 regarding the allocation of the allowance for loan losses by loan category for each of the last five years.

Financial Statements of Westamerica Bancorporation

Note 3. Investment Securities, page 60

2.
Comment:  We note that you have investments of over $918 million in U.S. states and political subdivisions that comprise 164% of your shareholders’ equity at December 31, 2012.  Please provide us proposed revised disclosure to be included in future periodic reports that:

United States Securities and Exchange Commission
October 8, 2013

•	disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

•	disclose the nature and primary revenue sources for your specific revenue bonds;

•	disclose any concentrations in state, municipal and political subdivision bonds,

•
disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis.  Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Response:

We propose to include the following disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future periodic reports.

“At December 31, 2012, the Company’s investment securities portfolios included securities issued by 829 government municipalities and agencies located within 45 states with a fair value of $917.8 million.  The largest exposure to any one municipality or agency was $5.4 million (fair value) represented by two revenue bonds issued for public improvements by the New York City Transitional Finance Authority to be repaid by future tax secured revenue.

The Company’s procedures for evaluating investments in securities issued by states, municipalities and political subdivisions are in accordance with guidance issued by the Board of Governors of the Federal Reserve System, “Investing in Securities without Reliance on Nationally Recognized Statistical Rating Agencies” (SR 12-15) and other regulatory guidance.  Credit ratings are considered in our analysis only as a guide to the historical default rate associated with similarly-rated bonds.  There have been no significant differences in our internal analyses compared with the ratings assigned by the third party credit rating agencies.

The following table summarizes the total general obligation and revenue bonds in the Company’s investment securities portfolios at December 31, 2012 identifying the state in which the issuing government municipality or agency operates.

United States Securities and Exchange Commission
October 8, 2013

	At December 31, 2012
	Amortized	Fair
	Cost	Value
	(In thousands)
Obligations of states and political subdivisions:
General obligation bonds:
California	$96,102	$100,507
Pennsylvania	49,074	50,709
Washington	37,457	39,134
Texas	36,641	38,334
Oregon	31,303	33,241
Illinois	31,468	32,331
Other (32 states)	261,982	271,910
Total general obligation bonds	$544,027	$566,166

Revenue bonds:
California	$73,550	$77,075
Pennsylvania	29,538	30,794
Colorado	21,706	22,439
Washington	19,051	20,155
Other (37 states)	193,699	201,189
Total revenue bonds	$337,544	$351,652
Total obligations of states and political subdivisions	$881,571	$917,818

At December 31, 2012, the revenue bonds in the Company’s investment securities portfolios were issued by government municipalities and agencies to fund public services such as water utility, sewer utility, recreational and school facilities, and general public and economic improvements.  The revenue bonds were payable from 27 revenue sources.  The revenue sources that represent 5% or more individually as a percent of the total revenue bonds are summarized in the following table.

	At December 31, 2012
	Amortized	Fair
	Cost	Value
	(In thousands)
Revenue bonds by revenue source
Water	$69,216	$73,170
Sewer	43,303	45,459
Sales tax	31,713	33,441
Lease (abatement)	25,324	26,382
Lease (renewal)	21,913	22,724
Tax increment/allocation	18,365	18,974
Other	127,710	131,502
Total revenue bonds by revenue source	$337,544	$351,652

See Note 3 to the consolidated financial statements for additional information related to the investment securities.”

United States Securities and Exchange Commission
October 8, 2013

Note 4. Loans and Allowances for Credit Losses, page 65

3.
Comment:  In future filings, please revise to disaggregate the 30-89 day category in the table of loans by delinquency and nonaccrual status to include 30-59 days and 60-89 days.  Absent the disaggregated disclose, it does appear possible to understand how delinquent loans are migrating in delinquency.

Response: In future filings, we will disaggregate the 30-89 day category in the table of loans by delinquency and nonaccrual status to include 30-59 days and 60-89 days.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for raising these matters with us.  Should you have any questions, please feel free to contact me at (707) 863-6840.

Sincerely,

/s/ John “Robert” Thorson
John “Robert” Thorson SVP & Chief Financial Officer

RT:mmv

cc:	David L. Payne – Chairman, President & CEO – Westamerica Bancorporation E. Michael Pierce – Partner – KPMG LLP